Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 13, 2014

VIA FEDERAL EXPRESS AND EDGAR

Mark P. Shuman, Esq.
Branch Chief – Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kitara Media Corp. Registration Statement on Form S-1 Filed April 29, 2014 File No. 333-195565

Dear Mr. Shuman:

On behalf of Kitara Media Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Norman von Holtzendorff.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Please update to include a description of the Securities Purchase Agreement that you entered into on April 25, 2014, as well as other affected disclosure, such as under “Certain Relationships and Related Transactions,” “Principal Shareholders,” and “Recent Sales of Unregistered Securities.” You should also file the agreement as an exhibit.

We have revised the disclosure in the Registration Statement on pages 4, 49, 51, 52 and pages II-4, II-5 and II-11 of the Registration Statement as requested.

Securities and Exchange Commission
Page
May 13, 2014

Risk Factors, page 5

2.
Please include a risk factor that highlights the risk to investors from the material weakness in your ineffective disclosure controls and procedures and internal control over financial reporting as of December 31, 2013. The risk factor should identify, among other things, the weaknesses identified by management.

We have revised the disclosure on pages 14 and 15 of the Registration Statement to include the risk factor as requested.

Selling Stockholders, page 52

3.
For each of the legal entities listed in your table, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers.

We have revised the selling stockholder table as requested.  None of the entities listed in such table are broker-dealers or affiliates of broker-dealers.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Mr. Robert Regular